PARK CITY CAPITAL

September 14, 2015

Mr. Roy W. Olivier
President and CEO
ARI Network Services, Inc.

Dear Roy,

Park City Capital, LLC is a private investment firm based in Dallas, TX. As you know from prior conversations, investment funds that we manage have acquired a 5.9%[1] interest in ARI Network Services, Inc. ("ARI" or "ARIS" or the "Company") bringing our position to 1,000,000 shares of common stock. Based on publicly available data, it is our understanding that we are ARI's third largest shareholder.

As we have discussed, we have performed extensive due diligence on ARI and we continue to believe that ARIS shares are significantly undervalued. We hold you and your management team in high regard as you have executed very well over the past several years. We also believe management's stated strategy to grow through a combination of organic growth and acquisitions will create significant shareholder value and we believe that ARIS will be worth approximately $8 per share over the next 24 months, which is very compelling.

However, current market conditions present a unique opportunity to maximize shareholder value in the near-term, as private equity firms appear to be very eager to acquire businesses like ARI at significant premiums to where ARIS is currently trading. As a result, we believe you and the Board of Directors should engage a financial advisor to explore strategic alternatives, including a potential sale of the Company.

We believe that in the current environment ARIS could receive offers in excess of $8 per share based on our analysis of deals that have recently occurred or are reportedly close to occurring. We estimate that ARI could generate FY 2016E EBITDA of $9 to $10 million and ARIS could command an EBITDA multiple of at least 15x, which Table 1 illustrates is the average multiple of deals in the current environment.

Table 1: ARIS Comparable Transactions

				FY 2016E			
Seller	**Acquirer**	**Date**	**Price (MM)**	**EV/ Revenue**	**EV/ EBITDA**	**Revenue Growth**	**EBITDA Margin**
DealerTrak	Cox Auto	6/15/15	$4,257	3.4x	17.1x	14.3%	19.8%
*CDK Global	TBD	TBD	$8,924	4.2x	16.7x	2.4%	25.2%
Solera Holdings	Vista Equity	9/14/15	$6,239	4.9x	13.1x	11.1%	37.6%
Average				**4.2x**	**15.6x**	**9.3%**	**27.5%**

*According to Bloomberg, CDK is currently in active discussions to sell itself; purchase price assumed current price for CDK
Source: Bloomberg and Park City Capital estimates.

- **DealerTrak Technologies (TRAK)** provides on-demand software and data solutions for the automotive retail industry in the U.S. On June 15, 2015 Cox Automotive announced it will acquire DealerTrak in an all-cash transaction for approximately $4 billion or $63.25 per share (59% premium to prior close).

[1]According to the Company's most recent 10Q, as of June 9, 2015 there were 16,909,055 shares outstanding.

200 Crescent Court, Suite 1575
Dallas, TX 75201
214.855.0800
www.parkcitycap.com

- **CDK Global (CDK)** provides information technology and digital marketing and advertising solutions to the automotive retail industry. On August 11, 2015 Bloomberg reported that CDK was working with Morgan Stanley to explore a possible sale. On September 9, 2015 Bloomberg reported that CDK was fielding expressions of interest from private equity firms including Carlyle Group, Apax Partners, Advent International and TPG.

- **Solera Holdings (SLH)** provides software and services to the automobile insurance claims processing industry, collision repair facilities, independent assessors and automotive recyclers. On September 14, 2015 Vista Equity Partners announced it will acquire Solera in an all-cash transaction for approximately $6 billion or $55.85 per share (13% premium to prior day's close).

We realize that some may view our suggestion as short-term in nature, but given that management has publicly indicated to investors that the ultimate goal is to sell the Company, capitalizing on the current market conditions would allow you to maximize shareholder value in a shorter amount of time while potentially reducing execution risk.

We look forward to discussing our proposal in more detail.

Best regards,

Michael Fox
Founder and CEO
Park City Capital, LLC

cc: Derek Bork
Thompson Hine, LLP

William Luden III
Chairman, ARI Network Services, Inc.